Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf, London E14 4QA
United Kingdom
Deutsche Bank Securities Inc.
60 Wall Street, 4th Floor
New York, NY 10005
United States of America
As Representatives of the several Underwriters
May 24, 2011
Re:	MAKEMYTRIP LIMITED Registration Statement on Form F-1 (Registration File No. 333-172572)
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Ladies and Gentlemen:
                       Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters of the offering, hereby advise you that we have made necessary arrangements to distribute preliminary prospectus dated May 20, 2011 for the offering on or about May 23, 2011 and continuing through the date hereof, approximately as follows:
1,150 copies to institutional investors 800 copies to individuals 190 copies to others

Total:	2,140 copies
                       On May 20, 2011, the Financial Industry Regulatory Authority has granted a “No Objections” Opinion in respect of this offering.
                       We confirm that we, in our capacity as representatives of the several underwriters of the offering, are aware of our obligations under the Act and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
                       In accordance with Rule 461 of the Act, we hereby join in the request of MakeMyTrip Limited for acceleration of the effective date of the above-named Registration
MakeMyTrip Limited
Acceleration Request

     Statement so that it becomes effective at 4:00 p.m., New York City time, on May 26, 2011, or as soon thereafter as practicable.
[SIGNATURE PAGE TO FOLLOW]
MakeMyTrip Limited
Acceleration Request

Very truly yours, As Representative of the several Underwriters, MORGAN STANLEY & CO. INTERNATIONAL PLC
By:	/s/ Alain Lam
	Name:	Alain Lam
	Title:	Managing Director

MakeMyTrip Limited
Acceleration Request

Very truly yours, As Representative of the several Underwriters, DEUTSCHE BANK SECURITIES INC.
By:	/s/ H-Michel Cohen
	Name:	H-Michel Cohen
	Title:	Managing Director

By:	/s/ Jusung Kwok
	Name:	Jusung Kwok
	Title:	Managing Director

MakeMyTrip Limited
Acceleration Request